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FOR IMMEDIATE RELEASE
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Contacts:
Donald Holmes                   Terry Murphy                Paul Verbinnen/
Scotsman Industries             Kysor Industrial            Judy Brennan
(847) 215-4600                  (616) 779-2200              Sard Verbinnen & Co.
                                                            (212) 687-8080


       SCOTSMAN INDUSTRIES AND KYSOR INDUSTRIAL CORPORATION ANNOUNCE
                          COMPLETION OF TENDER OFFER


     Vernon Hills, Illinois, March 10, 1997 -- Scotsman Industries, Inc. (NYSE:SCT) and Kysor Industrial Corporation (NYSE:KZ) announced today that a subsidiary of Scotsman has accepted shares tendered pursuant to a tender offer for all outstanding shares of common stock and preferred stock of Kysor at a purchase price of $43 per share.

     Scotsman was advised over the weekend by First Chicago Trust Company of New York, the depositary for the offer, that as of the expiration of the offer at 12:00 midnight (EST), on Friday, March 7, approximately 5.6 million shares of Kysor common stock and .76 million shares of preferred stock were validly tendered, which represent in the aggregate, approximately 94% of the outstanding shares of Kysor. All conditions to the closing of the purchase of the shares tendered pursuant to the offer have been satisfied or waived, including conditions related to the sale of substantially all of the assets of Kysor's Transportation Products Group to a subsidiary of Kuhlman Corporation, which sale is expected to close today.

     The tendered shares were accepted for payment by a Scotsman subsidiary as of the expiration of the offer. It is expected that such Scotsman subsidiary will be merged with and into Kysor with each share of Kysor not purchased in the tender offer being converted into the right to receive $43 in cash. The merger is expected to be completed on or about March 12, 1997. Scotsman and Kysor signed a definitive agreement on February 2, whereby a subsidiary of Scotsman would acquire all the outstanding shares of Kysor for a cash price of $43 per share.

     Scotsman Industries, Inc. is a leading international manufacturer of refrigeration products -- ice machines, beverage dispensing systems, food preparation and storage equipment and related products. Scotsman markets primarily to commercial customers in the food service, hospitality, beverage and health care industries. Scotsman's products are sold in more than 100 countries through multiple distribution channels.

     Kysor Industrial Corporation's Commercial Products Group produces refrigerated display cases, commercial refrigeration systems and insulated panels for the supermarket and food service industries.